Scottish and Southern Energy plc

04 APR 12 AM 7:21

Inveralmond House
200 Dunkeld Road
Perth
PH1 3AQ

Telephone: (0)1738 455154
Facsimile: (0)1738 455281

Securities and Exchange Commission
450 Fifth Street
WASHINGTON DC
20549
USA

04024270

1 April 2004

SUPPL

Dear Sirs

Ref: 82- 3099

I enclose copies of the announcements, and a listing of these announcements, which have been filed with the London Stock Exchange from 1 January 2004 to date.

The information is provided pursuant to Rule 12(g)3-2b of the Securities Exchange Act of 1934 as amended.

Yours sincerely

PROCESSED
APR 15 2004
THOMSON FINANCIAL

Anne Sutherland
Company Secretarial Assistant

dw 4/14

Scottish Hydro-Electric | SOUTHERN ELECTRIC | SWALEC | Delivering your electricity

List of Announcements

Date	Headline	LSE Number
09/01/04	Removal of Hydro Benefit	0892U
14/01/04	Transaction in own shares	2560U
15/01/04	Transaction in own shares	3018U
16/01/04	Transaction in own shares	3519U
20/01/04	Transmission line route	4076U
26/01/04	Holding(s) in Company	6415U
26/01/04	Notice of results	6425U
27/01/04	Transaction in own shares	7042U
30/01/04	Director Shareholding	8379U
11/02/04	Transaction in own shares	3100V
16/02/04	Wind Farm Developments	4425V
20/02/04	Director Shareholding	6751V
26/02/04	Acquisition	8527V
26/02/04	Director Shareholding	8921V
27/02/04	Director Shareholding	9245V
02/03/04	Blocklisting Interim Review	0491W
09/03/04	Director Shareholding	3002W
15/03/04	Holding(s) in Company	6439W
18/03/04	Change in ratio of ADR's	6700W
19/03/04	Blocklisting- replacement	7186W
25/03/04	Director Shareholding	9339W
26/03/04	Directorate Change	9858W
29/03/04	Director Shareholding	0604X
30/03/04	Consent granted	0871X
01/04/04	Director Shareholding	2108X

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director Shareholding
Released	09:27 1 Apr 2004
Number	2108X

Scottish and Southern Energy plc

RNS Number:2108X
Scottish & Southern Energy PLC
01 April 2004

The Company was notified on 31 March 2004 by Halifax plc, the provider of the all employee Scottish and Southern Energy plc SIP, that 21,779 ordinary shares in the Company were purchased at £6.82 and allocated to employees at £6.805.

The purchase was made pursuant to a regular standing order instruction with Halifax plc for monthly purchases of shares.

The interests of Executive directors of the Company in the transaction were as follows:

Directors	Number of shares purchased/ allocated	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Colin Hood	18	0.000002%	13,465	0.002%
Ian Marchant	18	0.000002%	54,108	0.006%
David Sigsworth	18	0.000002%	43,298	0.005%
Alistair Phillips-Davies	19	0.000002%	9,267	0.001%
Gregor Alexander	19	0.000002%	7,900	0.001%

Also, the Company was notified on 31 March 2004 of a dividend re-investment by Mr I Marchant's PEP Manager of 11 shares at a price of £6.565. The date of the transaction was 24 March 2004.

The interests of Ian Marchant are as follows:

Directors	Number of shares purchased/ allocated	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Ian Marchant	11	0.000001%	54,119	0.006%

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Consent granted
Released	11:01 30 Mar 2004
Number	0871X

Scottish and Southern Energy plc

RNS Number:0871X
Scottish & Southern Energy PLC
30 March 2004

SCOTTISH AND SOUTHERN ENERGY GAINS CONSENT FOR £5 MILLION EXTENSION TO

FASNAKYLE POWER STATION

The Scottish Executive has granted consent to Scottish and Southern Energy plc (SSE) to develop a 7.5MW extension at Fasnakyle hydroelectric power station to generate electricity from the compensation water flowing into the River Glass.

It is expected that the electricity generated at the new facility will be eligible for Renewables Obligation Certificates. The development is expected to cost around £5 million. It should begin generating electricity around the end of next year and will generate around 62.4GWh of electricity in a typical year.

The granting of consent for the new facility at Fasnakyle means SSE now has consent for the development of almost 170MW of new renewable energy. It also has applications for the development of an additional 200MW at an advanced stage in the planning process.

Ian Marchant, Chief Executive of SSE, said: "The development at Fasnakyle will enable us to reinforce our statutory undertakings on the flow of compensation water into the River Glass. It confirms our intention to maximise the contribution of Scotland's hydroelectric potential to the achievement of the country's targets for renewables."

For further information please contact:

Alan Young   Director of Corporate Communications 0870 900 0410

Denis Kerby   Media and Investor Relations Manager 0870 900 0410

END

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04 APR 12 7:2

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director Shareholding
Released	16:11 29 Mar 2004
Number	0604X

Scottish and Southern Energy plc

RNS Number:0604X
Scottish & Southern Energy PLC
29 March 2004

Notification of Directors' Interests

Scottish and Southern Energy plc wishes to notify the following changes in directors' interests in the Company's Ordinary 50p Shares (shares) following an announcement to the Company on 26 March 2004 by the PEP Manager regarding the reinvestment of dividend on 25 March 2003, pursuant to a regular standing order instruction.

David Sigsworth	Single Company PEP	36 shares at a price of £6.725
	General PEP	43 shares at a price of £6.725
Lorna Sigsworth (Spouse)	Single Company PEP	21 shares at a price of £6.725
	General PEP	43 shares at a price of £6.725

Following this notification, David Sigsworth has an interest in 43,280 shares representing 0.0050% of the issued share capital of the Company.

Gregor Alexander	Single Company PEP	10 shares at a price of £6.725

Following this notification, Gregor Alexander has an interest in 7,881 shares representing 0.0009% of the issued share capital of the Company.

Also, the Company was notified on 29 March 2004 that one of its non-executive directors, Rene Medori, purchased 2,000 Ordinary 50p shares on 29 March 2004 at a price of £6.70.

Following this notification, Rene Medori has an interest in 2,000 shares representing 0.0002% of the issued share capital of the Company.

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Scottish and Southern Energy plc

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Directorate Change
Released	11:47 26 Mar 2004
Number	9858W

RNS Number:9858W
Scottish & Southern Energy PLC
26 March 2004

RETIREMENT OF DIRECTOR

Sir Graeme Odgers, non-Executive Director and Chairman of the Audit Committee, will retire from the Board of Scottish and Southern Energy plc (SSE) on 18 May 2004. He first joined the Board of Southern Electric in 1998. Sir Graeme will be succeeded as Chairman of the Audit Committee by Rene Medori, who joined the Board of SSE on 26 June 2003

Dr Bruce Farmer CBE, Chairman, said:

"Sir Graeme Odgers has been an outstanding Board member and Chairman of the Audit Committee. SSE has benefited greatly from his invaluable service and we would like to record our thanks for his immense contribution to the business.

END

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director Shareholding
Released	12:00 25 Mar 2004
Number	9339W

Scottish and Southern Energy plc

RNS Number:9339W
Scottish & Southern Energy PLC
25 March 2004

Reinvestment of March 2004 dividend under the Deferred Bonus Plan

The Company was notified today of the purchase of 6,670 Ordinary Shares of 50p each in the Company at a price of £6.6745 per share, pursuant to a regular standing order instruction.

The purchase was carried out on 24 March by Bedell Cristin Trust Company Limited, trustees of the Scottish and Southern Energy Deferred Bonus Plan ("the Trust"). The purchase related to the reinvestment by the Trustees of the March 2004 dividend.

For Companies Act purposes, the Executive Directors are regarded as having an interest in shares held by the Trust.

END

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Scottish and Southern Energy plc

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Blocklisting - replacement
Released	10:51 19 Mar 2004
Number	7186W

RNS Number:7186W
Scottish & Southern Energy PLC
19 March 2004

The following replaces the Blocklisting Interim Review announcement released on 2 March at 16:14 under RNS number 0491W

For the SAYE sharesave scheme, the Number of shares issued/allotted (5), should be 681,779 and not 677,156.

Also, the number of shares not yet issued / allotted (6), should be 422,688 and not 427,311 as previously stated.

All other details remain unchanged, the full amended release appears below.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

Scottish and Southern Energy plc

2. Name of scheme

SAYE Sharesave Option

3. Period of return:

From 1 September 2003 To 29 February 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

354,467 plus 750,000 shares block listed on 13/10/03 totalling 1,104,467

5. Number of shares issued / allotted under scheme during period:

681,779

6. Balance under scheme not yet issued / allotted at end of period

422,688

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

750,000 shares listed on 13 October 2003

Please confirm total number of shares in issue at the end of the period in order for us to update our records

857,444,374

Contact for queries

Name Anne Sutherland

Address Anne.sutherland@scottish-southern.co.uk

Telephone 01738 455154

Person making the return

Name Vincent Donnelly

Position Company Secretary

Signature

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

Scottish and Southern Energy plc

2. Name of scheme

Executive Share Option Scheme

3. Period of return:

From 1 September 2003 To 29 February 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

190,627

5. Number of shares issued / allotted under scheme during period:

120,300

6. Balance under scheme not yet issued / allotted at end of period

70,327

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

250,000 on 27 May 2003

Please confirm total number of shares in issue at the end of the period in order for us to update our records

857,444,374

Contact for queries

Name Anne Sutherland

Address Anne.sutherland@scottish-southern.co.uk

Telephone 01738 455154

Person making the return

Name Vincent Donnelly

Position Company Secretary

Signature

END

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04 APR 12 AM 7:21

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Change in ratio of ADR's
Released	10:38 18 Mar 2004
Number	6700W

Scottish and Southern Energy plc

RNS Number:6700W
Scottish & Southern Energy PLC
18 March 2004

CHANGE IN RATIO OF AMERICAN DEPOSITARY RECEIPTS REPRESENTING ORDINARY SHARES IN SCOTTISH AND SOUTHERN ENERGY PLC

Scottish and Southern Energy plc announces a change in the ratio of its American Depositary Receipts (ADRs). In order to bring the ADR price into line with other ADRs and improve liquidity, the Company will change the ratio from the current ratio of one (1) ADR representing ten (10) ordinary shares to the new ratio of one (1) ADR representing one (1) ordinary share for holders of record on 29 March, 2004 and payable on 30 March, 2004.

To effect such ratio change, holders of record of ADRs as of the close of business on 29 March, 2004, will receive nine (9) additional ADRs for every one (1) ADR held.

There will be no change to Scottish and Southern Energy plc's ordinary shares.

For further information please contact:

Vincent Donnelly Company Secretary 0870 900 0410

Denis Kerby Investor Relations Manager 0870 900 0410

END

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Holding(s) in Company
Released	15:06 15 Mar 2004
Number	5439W

Scottish and Southern Energy plc

RNS Number:5439W
Scottish & Southern Energy PLC
15 March 2004

NOTIFICATION UNDER SECTION 198 TO 202 OF THE COMPANIES ACT 1985

Scottish and Southern Energy plc (the Company) was notified on 12 March 2004 that FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries, both being non-beneficial holders, have a notifiable interest in 26,714,302 ordinary shares in the Company, being 3.11% of the issued share capital of the Company.

The shares are registered as follows:

Nominee/Registered Name	Management Company	Shares Held
State Street Nominees Limited	FMRCO	2,800
Chase Nominees Ltd.	FMTC	320,200
BT Globenet Nominees Limited	FMTC	87,200
State Street Bank & Trust	FMTC	415,100
Mellon Bank	FMTC	81,200
Bank of New York	FMTC	1,200
JP Morgan	FMTC	72,000
MSS Nominees Limited	FMTC	105,800
Goldman Sachs and CO.	FMTC	15,900
Northern Trust	FMTC	16,400
Lloyds Bank Nominees Limited	FMTC	462,700
Nortrust Nominees	FMTC	31,900
Bank of New York - Europe	FMTC	28,800
State Street Nominees Limited	FMTC	695,300
Clydesdale Bank (Head Office) Nominees Ltd	FISL	3,963,717
Chase Nominees Ltd	FISL	1,141,025
Northern Trust	FPM	116,700

Mellon Nominees Ltd	FPM	244,600
Bank of New York London	FPM	68,600
RBS Trust Bank	FPM	89,000
Bankers Trust	FPM	1,962,856
Nortrust Nominees Ltd	FPM	147,800
BT Globenet Nominees Ltd	FPM	30,000
Chase Nominees Ltd.	FPM	1,568,531
Citibank	FPM	61,900
Bank of New York Europe	FPM	150,700
Nordea	FPM	10,000
MSS Nominees Ltd	FIL	2,423,600
Chase Nominees Ltd	FIL	283,180
Nortrust Nominees Ltd	FIL	1,012,090
Bankers Trust	FIL	296,200
RBS Trust Bank	FIL	1,261,993
BT Globenet Nominees Ltd	FIL	238,830
NAB-Australia	FIL	120,800
State Street Bank & Trust	FIL	1,492,460
Citibank	FIL	104,100
Bank of New York Europe	FIL	949,200
Northern Trust	FIL	944,377
National Australia Bank	FIL	28,600
HSBC Client Holdings Nominee (UK)Ltd	FIL	50,700
Chase Manhattan Bank London	FIL	1,516,122
Bank of New York London	FIL	2,418,723
JP Morgan	FIL	1,425,500
Citibank	FIL	6,800
Mellon Nominees Ltd	FIL	25,300
Master Trust Bank of Japan	FIL	10,700
Bank of New York Brussels	FIL	69,400
PICG	FIL	2,100
Chase Manhattan Bank AG Frankfurt	FIL	38,100

ING Luxembourg	FIL	9,298
Bermuda Far East	FIL	11,100
State Street Hong Kong	FIL	5,000
Bank of Bermuda	FIL	74,300
Mitsubishi Trust	FIL	3,800

END

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Scottish and Southern Energy plc

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director Shareholding
Released	10:11 9 Mar 2004
Number	3002W

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Scottish and Southern Energy plc

2. Name of director

David Sigsworth

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director and spouse

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

David and Lorna Sigsworth

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director and spouse

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Sale of 5,347 shares – David Sigsworth

Sale of 1,665 shares – Lorna Sigsworth

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

7,012

10. Percentage of issued class

0.0008%

11. Class of security

Ordinary 50p shares

12. Price per share

£6.835

13. Date of transaction

8 March 2004

14. Date company informed

8 March 2004

15. Total holding following this notification

43,137

16. Total percentage holding of issued class following this notification

0.0050%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Anne Sutherland 01738 455154

25. Name and signature of authorised company official responsible for making this notification

Ailsa Gray, Assistant Company Secretary

Date of Notification

9 March 2004

END

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Blocklisting Interim Review
Released	16:14 2 Mar 2004
Number	0491W

Scottish and Southern Energy plc

SCHEDULE 5

~~BLOCKLISTING SIX MONTHLY RETURN~~

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

Scottish and Southern Energy plc

2. Name of scheme

SAYE Sharesave Option

3. Period of return:

From 1 September 2003 To 29 February 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

354,467 plus 750,000 shares block listed on 13/10/03 totalling 1,104,467

5. Number of shares issued / allotted under scheme during period:

677,156

6. Balance under scheme not yet issued / allotted at end of period

427,311

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

750,000 shares listed on 13 October 2003

Please confirm total number of shares in issue at the end of the period in order for us to update our records

857,444,374

Contact for queries

Name	Anne Sutherland
Address	Anne.sutherland@scottish-southern.co.uk
Telephone	01738 455154

Person making the return

Name	Vincent Donnelly
Position	Company Secretary
Signature	

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

Scottish and Southern Energy plc

2. Name of scheme

Executive Share Option Scheme

3. Period of return:

From 1 September 2003 To 29 February 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

190,627

5. Number of shares issued / allotted under scheme during period:

120,300

6. Balance under scheme not yet issued / allotted at end of period

70,327

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

250,000 on 27 May 2003

Please confirm total number of shares in issue at the end of the period in order for us to update our records

857,444,374

Contact for queries

Name	Anne Sutherland
Address	Anne.sutherland@scottish-southern.co.uk
Telephone	01738 455154

Person making the return

Name	Vincent Donnelly
Position	Company Secretary
Signature	

END

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	*Director Shareholding*
Released	14:27 27 Feb 2004
Number	9245V

Scottish and Southern Energy plc

Share Incentive Plan ("SIP")

The Company was notified on 27 February 2004 by Halifax plc, the provider of the all employee Scottish and Southern Energy plc SIP, that 22,565 ordinary shares in the Company were purchased at £6.86 and allocated to employees at £6.80.

The purchase was made pursuant to a regular standing order instruction with Halifax plc for monthly purchases of shares.

The interests of Executive directors of the Company in the transaction were as follows:

Directors	Number of shares purchased/ allocated	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Colin Hood	19	0.000002%	13,447	0.002%
Ian Marchant	19	0.000002%	54,090	0.006%
David Sigsworth	19	0.000002%	50,149	0.006%
Alistair Phillips-Davies	18	0.000002%	9,248	0.001%
Gregor Alexander	19	0.000002%	7,871	0.001%

END

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director Shareholding
Released	16:48 26 Feb 2004
Number	8921V

Scottish and Southern Energy plc

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Scottish and Southern Energy plc

2. Name of director

Henry Casley

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Henry Casley

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Henry Casley

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director only

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Share sale

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

10,000

10. Percentage of issued class

0.001

11. Class of security

Ordinary 50p shares

12. Price per share

£6.81

13. Date of transaction

26 February 2004

14. Date company informed

26 February 2004

15. Total holding following this notification

96,852

16. Total percentage holding of issued class following this notification

0.011

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Anne Sutherland 01738 455154

25. Name and signature of authorised company official responsible for making this notification

Vincent Donnelly Company Secretary

Date of Notification

26 February 2004

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Acquisition
Released	08:08 26 Feb 2004
Number	8527V

Scottish and Southern Energy plc

SCOTTISH AND SOUTHERN ENERGY BUYS £12 MILLION FIFE POWER STATION

Scottish and Southern Energy plc (SSE) has today announced the purchase of a 120MW gas-fired power station in Cardenden, Fife ('Fife Power') for £12.3 million cash.

The combined cycle gas turbine plant was previously owned by a group of shareholders, including the US-based energy company El Paso, but has been in administration since January 2003. SSE purchased it from the Administrators Tom Burton and Colin Dempster of Ernst & Young.

The plant was constructed in two phases. The first a single open cycle gas turbine (OCGT), began commercial operation in November 1998. The second phase, conversion of the plant to CCGT, was complete and began commercial operation in January 2001. SSE intends to spend up to £3 million more to further upgrade the plant and reinforce its operational performance.

The acquisition, which follows the £242 million deal to acquire 100% ownership of Medway Power in October 2003, takes the capacity of SSE's power stations to almost 5,700MW. SSE now has the fifth largest portfolio of power stations (by installed capacity) in the UK, owning around 7.5% of the total.

Ian Marchant, Chief Executive of SSE, said: "The acquisition of a smaller station such as Fife Power will provide further diversity of plant mix within our generation portfolio, particularly in the mid-merit sector.

"The introduction of the new electricity trading rules (BETTA) in April 2005 will remove interconnector constraints and the value of Fife Power to SSE's generation portfolio can be further optimised. We expect Fife Power to run flexibly in order to both maximise its value and to support SSE's management of risk in the electricity market."

For further information contact:

Alan Young Director of Corporate Communications 0870 900 0410

Denis Kerby Media and IR Manager 0870 900 0410

END

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director Shareholding
Released	16:18 20 Feb 2004
Number	6751V

Scottish and Southern Energy plc

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Scottish and Southern Energy plc

2. Name of director

Colin Hood

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director only

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Colin Hood

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director only

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Disposal of shares

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

5,791

10. Percentage of issued class

0.000675%

11. Class of security

Ordinary 50p shares

12. Price per share

£6.7775

13. Date of transaction

20 February 2004

14. Date company informed

20 February 2004

15. Total holding following this notification

13,428

16. Total percentage holding of issued class following this notification

0.002%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Anne Sutherland 01738 455154

25. Name and signature of authorised company official responsible for making this notification

Vincent Donnelly, Company Secretary

Date of Notification

20 February, 2004

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Wind Farm Developments
Released	08:51 16 Feb 2004
Number	4425V

Scottish and Southern Energy plc

SCOTTISH AND SOUTHERN ENERGY ANNOUNCES WIND FARM DEVELOPMENTS

Scottish and Southern Energy plc (SSE), the UK's largest generator of renewable energy, has announced two new developments which will increase its wind energy capacity by 31MW.

It has completed the acquisition of an 11MW wind farm development at Spurness, on the Orkney Islands, and has been granted permission for the development of a 20MW wind farm at Artfield Fell in Wigtownshire.

Consent for the Artfield Fell site was granted by Dumfries and Galloway Council. The £15m wind farm will have 15 turbines and construction work will start within the next few months. It should begin generating electricity in the first half of 2005.

The Spurness wind farm was purchased from Spurness Wind Energy. The £8.3 million farm is due to have its first three turbines fully operational by the end of 2004 and consent is in place for a fourth turbine to be added subsequently. When complete, the wind farm will produce enough electricity to power 6,500 homes. NEG Micon has been appointed to build the site and SSE will own and operate it.

Ian Marchant, Chief Executive of SSE said: "The Scottish Executive's decision last year to grant consent for our 130MW wind farm at Hadyard Hill was a significant milestone in our programme of investment in renewable energy. I am pleased that it has been followed so swiftly by this additional consent at Artfield Fell and we are grateful for the co-operation of the various planning authorities. We are optimistic that the additional consents we are seeking will be granted during the next few months."

Mr Marchant added: "Spurness is another useful acquisition for SSE, taking forward our plans to build up our wind energy portfolio. It is also an illustration of our belief that we can further strengthen our generation portfolio through acquisition as well as development. We will continue to assess opportunities like this that may arise in the future."

Once initial commissioning at Spurness is complete, the acquisition will mean SSE's operational wind energy capacity will total 21MW by the end of 2004, adding to the wind farm at Tangy in Argyll. Last year, SSE announced it has received consent to build one of the UK's largest on-shore wind farm developments at Hadyard Hill in south Ayrshire, which will have a capacity of 130MW. In addition to these, SSE has applications with the relevant planning authorities for consents to build two additional wind farms and this amounts to some 120MW and the Scottish Executive is also considering SSE's application to develop a 100MW hydro-electric scheme at Glendoe, near Loch Ness.

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Transaction in Own Shares
Released	17:34 11 Feb 2004
Number	3100V

Scottish and Southern Energy plc

Scottish & Southern Energy plc

Scottish & Southern Energy plc announces that it purchased from Merrill Lynch International for cancellation 100,000 of its ordinary shares on 11 February 2004 at a price of 640.6 pence per share.

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Company	Scottish & Southern Energy PLC	Scottish and Southern Energy plc
TIDM	SSE	
Headline	Director Shareholding	
Released	14:00 30 Jan 2004	
Number	8379U	

Share Incentive Plan ("SIP")

The Company was notified on 30 January 2004 by Halifax plc, the provider of the all employee Scottish and Southern Energy plc SIP, that 23,604 ordinary shares in the Company were purchased at £6.445 and allocated to employees at £6.495.

The purchase was made pursuant to a regular standing order instruction with Halifax plc for monthly purchases of shares.

The interests of Executive directors of the Company in the transaction were as follows:

Directors	Number of shares purchased/ allocated	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Colin Hood	19	0.000002%	19,219	0.002%
Ian Marchant	19	0.000002%	54,071	0.006%
David Sigsworth	19	0.000002%	50,130	0.006%
Alistair Phillips-Davies	20	0.000002%	9,220	0.001%
Gregor Alexander	19	0.000002%	7,852	0.001%

END

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Scottish and Southern Energy plc

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Transaction in Own Shares
Released	17:30 27 Jan 2004
Number	7042U

Scottish & Southern Energy plc

Scottish & Southern Energy plc announces that it purchased from Merrill Lynch International for cancellation 200,000 of its ordinary shares on 27 January 2004 at a price of 640.2 pence per share.

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Notice of Results
Released	16:07 26 Jan 2004
Number	6425U

Scottish and Southern Energy plc

Date of Announcement of Preliminary Results

Scottish and Southern Energy plc will announce its preliminary results for 2003/04 on Wednesday 19 May 2004.

For further information contact:

Alan Young/Denis Kerby, Scottish and Southern Energy 0870 900 0410

Andrew Dowler, Financial Dynamics 020 7831 3113

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64150
26/1/04
82 3099

NOTIFICATION UNDER SECTION 198 TO 202 OF THE COMPANIES ACT 1985

The company was notified on 26 January 2004 that The Prudential Assurance Company Limited no longer had a notifiable interest in the issued share capital of Scottish and Southern Energy plc.

Notwithstanding the above, certain companies within the Prudential plc group of companies continue to have a notifiable interest in 32,349,046 ordinary shares of 50p each, being 3.77% of the issued share capital of the Company.

The shares are registered as follows:

MGIM A/C DBL A/C FBFT	125,597
MGIM A.C JPM A/C RU	6,577,836
PRUCLT HSBC GIS NOM(UK) PAC AC	24,582,336
PRUCLT HSBC GIS NOM(UK) PPL AC	1,063,277

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Company Scottish & Southern Energy PLC
TIDM SSE
Headline Transmission line route
Released 10:30 20 Jan 2004
Number 4076U

Scottish and Southern Energy plc

PREFERRED ROUTE FOR NEW £200 MILLION

400,000 VOLT TRANSMISSION LINE IDENTIFIED

Scottish and Southern Energy plc (SSE) has identified its preferred route for the new 400,000 Volt electricity transmission line between the Highlands and the Central Belt of Scotland which has to be constructed if national targets for the generation of electricity from renewable sources are to be achieved. SSE expects that construction of the line and the associated substations will require investment of around £200m.

The identification of the route follows a 15-month study, during which SSE met with the relevant local authorities, statutory and non-statutory bodies and other interested parties to help identify the best route for the new line.

SSE is now embarking on a further round of consultation on the preferred route, and on additional environmental studies, with a view to submitting to the Scottish Executive in the third quarter of this year an application for consent to build the new line.

It aims to begin construction of the new line in the first half of next year, subject to timely progress of the planning application and final agreement on the regulatory framework for the investment. On this basis, the line could be operational in late 2007.

The new 220km line will run between Beauly and Denny and will replace an existing 132,000 Volt line, almost all of which will be dismantled and removed once the new line is operational. While the preferred route for the new line has been selected on the basis of environmental and technical criteria, 75% of it will be built on a similar route to the existing line.

Ian Marchant, Chief Executive of SSE, said: "The existing line was originally built to serve a very rural area with very low demand for electricity. It was not designed to cope with the large number of requests for connections to the electricity network which we are currently receiving from renewable energy developers. Publication of the preferred route for a new line is, therefore, an important milestone in our plans to upgrade the electricity infrastructure and thereby facilitate the growth of renewables in Scotland.

"Only the delivery of the necessary infrastructure will enable Scotland's renewable energy ambitions to become a reality. It is, therefore, vital that the wide support that exists for developing renewables in Scotland translates into a commitment to enabling this nationally-important infrastructure project to become a reality as soon as possible.

"We will continue to work very closely with local authorities, statutory and non-statutory bodies, the Scottish Executive and others to make significant progress over the next few months and beyond."

Contacts:

Alan Young Director of Corporate Communications 0870 900 0410

Julian Reeves Communications Manager 0870 900 0410

END

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Transaction in Own Shares
Released	17:17 16 Jan 2004
Number	3519U

Scottish and Southern Energy plc

Scottish & Southern Energy plc

Scottish & Southern Energy plc announces that it purchased from Merrill Lynch International for cancellation 150,000 of its ordinary shares on 16 January 2004 at a price of 638.75 pence per share.

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Transaction in Own Shares
Released	17:28 15 Jan 2004
Number	3018U

Scottish and Southern Energy plc

Scottish & Southern Energy plc

Scottish & Southern Energy plc announces that it purchased from Merrill Lynch International for cancellation 200,000 of its ordinary shares on 15 January 2004 at a price of 644.45 pence per share.

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<MENU> to return to headlines. 84 n **Equity CN**

Scottish & Sthn.Engy SSE Transaction in Own Shares

RNS Number:2560U
Scottish & Southern Energy PLC
14 January 2004

Scottish & Southern Energy plc

Scottish & Southern Energy plc announces that it purchased from Merrill Lynch International for cancellation 200,000 of its ordinary shares on 14 January 2004 at a price of 644.71 pence per share.

END

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSDZLFFZFBEBBB
-0- Jan/14/2004 17:51 GMT

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Removal of Hydro Benefit
Released	18:13 9 Jan 2004
Number	0892U

Scottish and Southern Energy plc

OFGEM'S DECISION TO REMOVE HYDRO BENEFIT

Further to the announcements made on 17 November 2003, Ofgem has confirmed its decision to remove Hydro Benefit following consultation under section 11(2) of the Electricity Act. This means that the generation business of Scottish and Southern Energy will in future no longer be required to subsidise the cost of distributing electricity in the north of Scotland.

For further information please contact:

Scottish and Southern Energy plc

Alan Young - Director of Corporate Communications +44 (0)870 900 0410

Denis Kerby - Investor Relations Manager +44 (0)870 900 0410

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